[XILINX LETTERHEAD]
September 29, 2011
Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2011
Filed May 31, 2011
Form 10-Q for the Quarter Ended July 2, 2011
Filed August 9, 2011
File No. 000-18548
Dear Mr. Vaughn:
Thank you for speaking with us this morning regarding the referenced inquiry. I write to confirm that the United States Securities and Exchange Commission (“SEC”) has granted to Xilinx, Inc. an extension until October 7, 2011 to respond to the SEC’s comment letter dated September 16, 2011.
Thank you for your consideration.
Very truly yours,
/s/ Elizabeth M. O’Callahan
Elizabeth M. O’Callahan
Senior Director and Corporate Counsel